September 24, 2015

Laura Nicholson

Special Counsel, Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Ardmore Shipping Corporation
Registration Statement on Form F-3
Filed August 21, 2015
File No. 333-206501

Dear Ms. Nicholson:

We have reviewed the letter to us of September 11, 2015, setting forth the staff comment on the Ardmore Shipping Corporation (the “Company”) Registration Statement on Form F-3 filed August 21, 2015. This letter responds to the comment made by the staff in the letter.

General

SEC Comment #1

1. We note that on August 4, 2015 you provided in a report on Form 6-K your interim financial statements for the six months ended June 30, 2015. Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such interim financial information by reference. Refer to Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

Response to Comment #1

In response to the staff’s comment, the Company has amended the registration statement to specifically incorporate by reference the requested Report on Form 6-K.

In connection with responding to the staff’s comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

September 24, 2015

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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September 24, 2015

If you would like to discuss any of the matters contained in this letter, please feel free to contact us.

Sincerely,

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name:	Paul Tivnan
Title:	Chief Financial Officer

cc:	David Matheson (Perkins Coie LLP)